As filed with the Securities and Exchange Commission on August 12, 2026

Registration No. 333-297915

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1

TO

REGISTRATION STATEMENT

UNDER SCHEDULE B

OF

THE SECURITIES ACT OF 1933

GOVERNMENT OF JAMAICA

(Name of Registrant)

Name and address of Authorized Representative in the United States:

Roderick Oliver Mair

Consul General of Jamaica in New York

Consulate General of Jamaica

767 Third Avenue

New York, NY 10017

(212) 935-9000

It is requested that copies of notices and communications

from the Securities and Exchange Commission be sent to:

Alex M. Herman, Esq.

Paul Hastings LLP

200 Park Avenue

New York, NY 10166

Approximate date of commencement of proposed sale to the public: From time to time after the Registration Statement becomes effective.

The securities being registered herein are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)(4)
Debt Securities	$1,000,000,000	100%	$1,000,000,000	$138,100

(1)

Estimated solely for the purpose of determining the registration fee. Calculated pursuant to Rule 457(a) of the Securities Act of 1933, as amended (the “Securities Act”) based on the Amount of Securities to be Registered multiplied by the Proposed Maximum Offering Price per Unit.

(2)	Exclusive of accrued interest, if any.
(3)

In accordance with Rule 457(p) of the Securities Act of 1933, the registration fee of U.S.$77,304 relating to unsold debt securities having an aggregate principal amount of U.S.$701,488,547.31 (registered under the Registrant’s registration statement No. 333-271541 under Schedule B, initially filed on May 1, 2023) (the “2023 Registration Statement”), which was paid via (x) the registration fee of U.S.$64,056.30 relating to unsold debt securities having an aggregate principal amount of U.S.$493,500,000 (carried forward on the 2023 Registration Statement and originally registered under the Registrant’s registration statement No. 333-237818 under Schedule B, initially filed on April 24, 2020) (the “2020 Registration Statement”) and (y) the registration fee of U.S.$63,059.25 relating to unsold debt securities having an aggregate principal amount of U.S.$506,500,000 (carried forward on the 2020 Registration Statement and originally registered under the Registrant’s registration statement No. 333-222629 under Schedule B, initially filed on January 19, 2018) is being transferred to this registration statement and offset against the amount of the registration fee required to be paid in respect hereof. As a result of the expiration of the 2023 Registration Statement and the 2020 Registration Statement, any offering associated therewith has been terminated. The filing fee of U.S.$138,100 due for this Registration Statement is partially offset by such previously paid registration fees. The remaining portion of the filing fees associated with this Registration Statement in the amount of U.S.$60,796 have been paid.

(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

CROSS REFERENCE SHEET

Between Schedule B of the

Securities Act of 1933 and the Prospectus

Schedule B Item	Location or Heading in Prospectus
1	Cover Page
2	Use of Proceeds
3	Description of the Securities*
4	*
5	*
6	***
7	Authorized Representative
8	***
9	***
10	Plan of Distribution***
11	****
12	Validity of the Securities
13	****
14	****

*	Additional information may be included in Jamaica’s Annual Report on Form 18-K, as amended from time to time and incorporated by reference herein.
**	Information to be provided from time to time by amendment to this Registration Statement.
***	Information to be provided from time to time in Prospectus Supplements to be delivered in connection with the offering of Securities.
****	Information included in Part II to this Registration Statement or as an Exhibit thereto or to be filed by one or more amendments to this Registration Statement.

CERTIFICATION

The Registrant hereby certifies to the Securities and Exchange Commission that (i) it or its agent has instructed a bank to pay the SEC the filing fee set forth on the cover page of this registration statement by a wire transfer of such amount to the SEC’s account at Mellon Bank as soon as practicable (but no later than the close of business on July 31, 2026), (ii) it or its agent will not revoke such instructions, (iii) it or its agent has sufficient funds in the relevant account to cover the amount of such filing fee and (iv) it or its agent will confirm receipt of such instructions by its or its agent’s bank during the bank’s regular business hours no later than July 31, 2026.

The information in this prospectus is not complete and may be changed. Jamaica may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated August 12, 2026

PROSPECTUS

Government of Jamaica

Debt Securities

Jamaica may offer up to $1,000,000,000 of its debt securities for sale, purchase or exchange from time to time based on information contained in this prospectus and various prospectus supplements. Such offers may include debt securities in exchange for other debt securities issued or guaranteed by Jamaica. The debt securities will constitute direct, general, unconditional and unsubordinated External Indebtedness (as defined below) of Jamaica for which the full faith and credit of Jamaica is pledged. The debt securities will rank without any preference among themselves and equally with all other unsubordinated External Indebtedness of Jamaica. It is understood that the above shall not be construed so as to require Jamaica to make payments under any debt securities ratably with payments being made under any other External Indebtedness.

The debt securities will contain “collective action clauses,” unless otherwise indicated in the applicable prospectus supplement. Under these provisions, Jamaica may amend the payment provisions of the debt securities and other reserved matters listed in the indenture, including, but not limited to, modifications to payment and other important terms, with the consent of the holders of: (1) with respect to a single series of debt securities issued under the indenture, more than 75% of the aggregate principal amount of the outstanding debt securities of such series; (2) with respect to two or more series of debt securities issued under the indenture or the 2014 fiscal agency agreement, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding debt securities of all such series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of debt securities issued under the indenture or the 2014 fiscal agency agreement, more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all such series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the proposed modification, taken individually. Please see “Description of the Debt Securities — Meetings, Amendments and Waivers—Collective Action.”

Jamaica will provide specific terms of these debt securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest. This prospectus may not be used to make offers or sales of securities unless accompanied by a prospectus supplement. You should not assume the information contained in this prospectus is accurate as of any date other than the date on the front of this document. Information contained in this prospectus is subject to completion or amendment. We will update this prospectus as necessary while it is in use.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is   , 2026.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that Jamaica filed with the United States Securities and Exchange Commission, or the SEC, under a “shelf” registration process. Under this shelf process, Jamaica may sell, from time to time, any of the debt securities described in this prospectus in one or more offerings up to a total U.S. dollar equivalent amount of $1,000,000,000. This prospectus provides you with a general description of the debt securities Jamaica may offer. Each time Jamaica sells, purchases or exchanges securities under this shelf process, it will provide a prospectus supplement that will contain specific information about the terms of that offering. Before you invest, you should read both this prospectus and any prospectus supplement.

Any information in this prospectus may be updated or changed in a prospectus supplement, in which case the more recent information will apply.

WHERE YOU CAN FIND MORE INFORMATION

Jamaica files annual reports with the Securities and Exchange Commission (the “SEC”). These reports and any amendments to these reports include certain financial, statistical and other information about Jamaica and may be accompanied by exhibits. You may read and copy any document Jamaica files with the SEC at the SEC’s public reference room at 100 F Street NE, Washington, DC 20549. You may also obtain copies of the same documents from the public reference room in Washington by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, any filings Jamaica makes electronically with the SEC will be available to the public over the Internet at the SEC’s website at: www.sec.gov.

The SEC allows Jamaica to “incorporate by reference” in this prospectus the information Jamaica files with it. This means that Jamaica can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. Jamaica incorporates by reference the following documents:

•	Jamaica’s Annual Report on Form 18-K for the year ended March 31, 2026, file 001-04165; and

•	All amendments to Jamaica’s Annual Report on Form 18-K for the year ended March 31, 2026 filed prior to the date of this prospectus.

Jamaica also incorporates by reference all future annual reports and amendments to annual reports until it sells all of the debt securities covered by this prospectus. Each time Jamaica files a document with the SEC that is incorporated by reference, the information in that document automatically updates the information contained in previously filed documents.

You may request a free copy of these filings by writing or calling Jamaica at:

Dian Black

30 National Heroes Circle

P.O Box 512

Kingston, Jamaica

Fax: (876) 932-5975

Telephone: (876) 932-5402

You should rely only on the information incorporated by reference or contained in this prospectus or any prospectus supplement. Jamaica has not authorized anyone to provide you with different or additional information. Jamaica is not making an offer of the debt securities in any state where the offer is not permitted by law. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

ENFORCEMENT OF CLAIMS

It may be difficult for investors to obtain or realize upon judgments of courts in the United States against Jamaica. The Government of Jamaica is a foreign sovereign government, which are generally immune from lawsuits and from the enforcement of judgments under United States law. Foreign sovereign governments, however, may waive this immunity and limited exceptions to this immunity are set forth in the U.S. Foreign Sovereign Immunities Act of 1976, or the Immunities Act. In addition, substantially all of Jamaica’s assets are located outside of the United States, and our representatives and certain other parties named herein reside outside of the United States and substantially all of the assets of such persons are located outside of the United States.

Except as provided below, Jamaica will irrevocably waive and agree not to plead any immunity (including sovereign immunity) from the jurisdiction of any state or federal court in the Borough of Manhattan, The City of New York, to which it might otherwise be entitled in any action arising out of or based upon the debt securities, to the fullest extent permitted by applicable law. However, Jamaica reserves the right to plead sovereign immunity under the Immunities Act with respect to actions brought against it under United States federal securities laws or any state securities laws. In the absence of a waiver of immunity by Jamaica with respect to such actions, it would not be possible to obtain a U.S. judgment in such action unless a court were to determine that Jamaica is not entitled to sovereign immunity under the Immunity Act with respect to that action. Even if you obtained a U.S. judgment in any such suit, you may not be able to enforce the judgment in Jamaica. Moreover, you may not be able to enforce a judgment obtained under the Immunities Act against Jamaica’s property located in the United States except under the limited circumstances specified in the Immunities Act. As a result, holders of securities may be required to pursue such claims against Jamaica in Jamaica and under Jamaican law.

Jamaica will, in the indenture (as defined in Description of the Debt Securities) and in the debt securities, irrevocably submit to the jurisdiction of any state or federal court in the Borough of Manhattan, The City of New York, in respect of any claim or action arising out of or based upon the indenture or the debt securities which may be instituted by any holder of a debt security, such as, for example, a claim for breach of any obligation under the indenture or the debt securities. Any process or other legal summons in connection with any such action may be served upon Jamaica by delivery of letters rogatory to the Consul General of Jamaica in New York, New York or by any other means that may have become permissible under the laws of the State of New York and Jamaica at the time of such service. However, Jamaica has not consented to service for suits made under the U.S. federal or state securities laws and, as explained above, Jamaica’s waiver of immunity does not extend to those actions.

A judgment obtained in New York against Jamaica can be sued upon in the courts of Jamaica as a valid cause of action. Furthermore, a Jamaican court, subject to certain conditions, will grant a judgment in Jamaica without any re-trial or reexamination of the merits of the original action. Jamaica is also subject to suit in competent courts in Jamaica. Section 20(4) of the Crown Proceedings Act provides that no execution or attachment shall be issued by any court in Jamaica for the purpose of enforcing payment by Jamaica of any money or costs. Execution or attachment means a legal process whereby the debtor property is taken under an order of the court and may be sold to satisfy the judgment debt. No such order can be made against Jamaica. Instead, the Crown Proceedings Act provides that where in any civil proceedings by or against Jamaica, any order (including an order for costs) is made by any court in Jamaica in favor of any person against Jamaica, the proper officer of the court shall, on an application and after taxing of costs, issue a certificate to such person which may be served upon the Attorney General of Jamaica. If the order provides for the payment of money or costs, the Ministry of Finance and the Public Service shall pay the amount due to such person. It is possible that the courts of Jamaica may not enforce the judgments of a foreign court against Jamaica on the grounds of public policy where Jamaica has not appeared in the relevant proceedings or has unsuccessfully claimed immunity in such proceedings and has not otherwise submitted to the jurisdiction of such foreign court.

FORWARD-LOOKING STATEMENTS

The following documents relating to Jamaica’s debt securities may contain forward-looking statements:

•	this prospectus;

•	any prospectus supplement; and

•	the documents incorporated by reference in this prospectus and any prospectus supplement.

Forward-looking statements are statements that are not about historical facts, including statements about Jamaica’s beliefs and expectations. These statements are based on Jamaica’s current plans, estimates and projections, and therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made. Jamaica undertakes no obligation to update publicly any of the forward-looking statements in light of new information or future events, including changes in Jamaica’s economic policy or budget, or to reflect the occurrence of unanticipated events.

Forward-looking statements involve inherent risks and uncertainties. Jamaica cautions you that a number of important factors could cause actual results to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to:

•

adverse external factors, such as any continuing terrorist attacks in the United States or elsewhere, acts of war, hostilities or political unrest in any country that may affect international trade, commodity prices or global economies;

•	any general slowdown in the U.S. or global economies, low alumina and bauxite prices and a fall in tourism;

•	unintended consequences resulting from the implementation of economic or tax policies;

•	higher international interest rates or changes to import tariffs and exchange rates;

•	adverse domestic factors, such as social and political unrest in Jamaica, high domestic interest rates, climatic events and exchange rate volatility; and

•	the occurrence of natural disasters.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, the net proceeds from sales of securities will be used for the general budgetary purposes of Jamaica.

DESCRIPTION OF THE DEBT SECURITIES

Jamaica will issue the debt securities in separate series at various times. Each series of the debt securities will be issued pursuant to an indenture between Jamaica and a selected trustee. Jamaica has filed or will file a copy of the form of indenture and the form of debt securities with the SEC.

The following description is only a summary of the material terms of the debt securities and the form of indenture. Since it is only a summary, the description may not contain all of the information that may be important to you as a potential investor in the debt securities. Therefore, Jamaica urges you to read the form of the indenture and the form of the debt security before deciding whether to invest in the debt securities.

General

The prospectus supplement relating to any series of debt securities offered will include specific terms relating to the debt securities of that series, securities, which may differ from the terms described herein. These terms will include some or all of the following:

•	the title;

•	any limit on the aggregate principal amount;

•	the issue price;

•	the maturity date or dates;

•	if the debt securities will bear interest, the interest rate, which may be fixed or floating, the date from which interest will accrue, the interest payment

•	dates and the record dates for these interest payment dates;

•	the form of debt security (global or certificated and registered);

•	any mandatory or optional sinking fund provisions;

•	any provisions that allow Jamaica to redeem the debt securities at its option;

•	any provisions that entitle the holders to repayment at their option;

•	the currency in which the debt securities are denominated and the currency in which Jamaica will make payments;

•	the authorized denominations;

•	a description of any index Jamaica will use to determine the amount of principal or any premium or interest payments; and

•	any other terms that do not conflict with the provisions of the indenture.

Jamaica may issue debt securities in exchange for other debt securities or that are convertible into new debt securities. The specific terms of the exchange or conversion of any debt security and the debt security for which it will be exchangeable or to which it will be converted will be described in the prospectus supplement relating to the exchangeable or convertible debt security.

Jamaica may issue debt securities at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. Jamaica may also issue debt securities that have floating rates of interest but are exchangeable for fixed rate debt securities. Jamaica will describe the U.S. federal income tax consequences and other relevant considerations in the prospectus supplements for these offerings.

Jamaica is not required to issue all of its debt securities under the indenture and this prospectus, but instead may issue debt securities other than those described in this prospectus under other indentures and documentation. That documentation may contain different terms from those included in the indenture and described in this prospectus.

Status of the Debt Securities

The debt securities will constitute direct, general, unconditional and unsubordinated public external indebtedness (as defined below) of Jamaica for which the full faith and credit of Jamaica is pledged. The debt securities rank and will rank without any preference among themselves and equally with all other unsubordinated public external indebtedness of Jamaica. It is understood that this provision shall not be construed so as to require Jamaica to make payments under any debt securities ratably with payments being made under any other public external indebtedness.

“Public external indebtedness” means any indebtedness that:

•	is payable, or may be paid, in a currency or by reference to a currency other than the currency of Jamaica; and

•	is payable, or may be paid, to a person resident or having their principal place of business outside of Jamaica.

“Indebtedness” means any obligation (whether present or future, actual or contingent) for the payment or repayment of money which has been borrowed or raised (including money raised by acceptances and leasing).

Payment of Principal and Interest

Jamaica will arrange for payments to be made on global debt securities by wire transfer to the applicable clearing system, or to its nominee or common depositary, as the registered owner of the debt securities, which will receive the funds for distribution to the holders. See “—Global Securities” below.

Jamaica will arrange for payments to be made on registered certificated debt securities on the specified payment dates to the registered holders of the debt securities. Jamaica will arrange for such payments by wire transfer or by check mailed to the holders at their registered addresses.

If any money that Jamaica pays to the trustee or any paying agent to make payments on any debt securities is not claimed at the end of two years after the applicable payment was due and payable, then the money will be repaid to Jamaica on Jamaica’s written request. Jamaica will hold such unclaimed money in trust for the relevant holders of those debt securities. After any such repayment, neither the trustee nor any paying agent will be liable for the payment. However, Jamaica’s obligations to make payments on the debt securities as they become due will not be affected until the expiration of the prescription period, if any, specified in the debt securities (see “—Limitation on Times for Claims” below).

Additional Amounts

Jamaica will make all payments of principal and interest on the debt securities without withholding or deduction for any Jamaican taxes. If Jamaican law requires Jamaica to deduct or withhold taxes, Jamaica will pay the holders of the debt securities the additional amounts necessary to ensure that the holders of the debt securities receive the same amount as they would have received without such deduction or withholding.

Jamaica will not, however, pay a holder of the debt securities such additional amounts if such holder is liable for Jamaican taxes due to one of the following reasons:

•

the holder or beneficial owner has some present or former connection with Jamaica other than merely being a holder or beneficial owner of the debt securities or receiving payment of any nature on the debt securities or enforcing any rights in respect of the debt securities;

•

the holder, beneficial owner or any other person through which the holder or beneficial owner holds a debt security, has failed to comply with any certification, identification or other reporting requirement concerning the nationality, residence, identity or connection with Jamaica, of such holder, beneficial owner or other person, if compliance with the requirement is a precondition to exemption from all or any portion of such withholding or deduction; or

•

the holder, beneficial owner or any other person through which the holder or beneficial owner holds a debt security, fails to present its debt securities for payment (where such presentation is required) within 30 days after Jamaica makes principal or interest available for payment to the holder, beneficial owner or other person.

Form and Denominations

Unless otherwise provided in the applicable prospectus supplement, Jamaica will issue debt securities:

•	denominated in U.S. dollars;

•	in fully registered book-entry form;

•	without coupons; and

•	in denominations of U.S.$1,000 and integral multiples of U.S. $1,000.

Redemption, Repurchase and Early Repayment

Unless otherwise provided in the applicable prospectus supplement, the debt securities will not be redeemable before maturity at the option of Jamaica or repayable before maturity at the option of the holder. Nevertheless, Jamaica may at any time repurchase the debt securities at any price in the open market or otherwise. Jamaica may hold or resell debt securities it purchases or may surrender them to the trustee for cancellation.

Negative Pledge

Jamaica has agreed that as long as any of the debt securities remain outstanding, it will not create or permit to exist any security interest on its present or future revenues or assets to secure its public external indebtedness, unless the debt securities are given an equivalent security interest or are given another security interest which is approved by the holders of the debt securities.

A “security interest” is a lien (other than any lien arising by operation of law), pledge, mortgage, encumbrance or other preferential right granted to any person or entity over Jamaica’s revenues or assets.

“Public external indebtedness” means any external indebtedness which is in the form of, or is represented by, bonds, notes or other securities which are, or are capable of, being quoted, listed on or ordinarily dealt in on any stock exchange, automated trading system, over-the-counter or other securities market.

However, Jamaica’s agreement to restrict security interests to secure its public external indebtedness does not apply to:

•	any security interest in existence as of the date of the indenture;

•

any security interest upon property to secure its public external indebtedness which was incurred for the purpose of financing the acquisition of such property and any renewal or extension of that security interest which is limited to the original property covered and which secures any renewal or extension of the original secured financing;

•

any security interest existing upon property to secure public external indebtedness at the time of the acquisition of such property and any renewal or extension of that security interest which is limited to the original property covered and which secures any renewal or extension of the original secured financing;

•

any security interest securing public external indebtedness incurred for the purpose of financing all or any portion of the costs of the acquisition, construction, development or expansion of any project (including costs such as escalation, interest during construction and financing and refinancing costs), provided that such security interest applies only to (a) the property so acquired, constructed, developed or expanded and any property that is reasonably incidental to the use of such property (and any right or interest therein), (b) any inventories or any other products of or revenue or profit of or from such property (or right or interest therein), and (c) any shares or other ownership interest in, or any indebtedness of, any person, substantially all of the assets of which consist of such property; and

•

any security interest securing public external indebtedness not covered above, provided that the aggregate outstanding principal amount of public external indebtedness does not exceed U.S.$20,000,000 or its equivalent in another currency.

Additional Covenant of Jamaica

Jamaica has pledged that so long as the debt securities are outstanding, it shall maintain its membership in the International Monetary Fund, or IMF, and continue to be eligible to use the general resources of the IMF under the IMF Articles of Agreement.

Default and Acceleration of Maturity

Any of the following events will be an event of default with respect to any series of debt securities:

•	Jamaica fails to pay principal or interest on that series of debt securities when due and such failure continues for a period of 30 days;

•

Jamaica fails to perform any of its obligations described under “— Negative Pledge” or “— Additional Covenant of Jamaica” above and such failure continues for more than 30 days in the case of the negative pledge and 60 days in the case of the additional covenant, after Jamaica receives written notice from any holder;

•

Jamaica fails to perform any of its other material obligations contained in any series of debt securities or the indenture and such failure continues for more than 45 days after Jamaica receives written notice from the trustee or holders of at least 25% in aggregate principal amount of the outstanding debt securities requiring Jamaica to remedy the failure;

•

Jamaica fails to pay (a) any of its external indebtedness (other than guarantees by Jamaica) with an aggregate principal amount in excess of U.S.$10,000,000 when such external indebtedness becomes due and payable or (b) any external indebtedness constituting guarantees by Jamaica with an aggregate principal amount in excess of U.S.$10,000,000 when such external indebtedness becomes due and payable, and such failure continues until the earlier of (1) the expiration of the applicable grace period or 30 days, whichever is longer, or (2) the acceleration of any such public external indebtedness by any holder. For the purposes of the above only,

“Indebtedness” means any obligation (whether present or future, actual or contingent) for the payment or repayment of money which has been borrowed or raised (including money raised by acceptances and leasing), and every net obligation under any interest, currency or security protection agreement;

“Interest, currency or security protection agreement” of Jamaica means any forward contract, futures contract, swap, option, hedge or other financial agreement or arrangement (including, without limitation, caps, floors, collars and similar agreements), in any such case, relating to, or the value of which is dependent upon, interest rates or currency exchange rates or indices or a security or group or index of securities (including any interest therein or based on the value thereof); and

“Net obligation” means, at any date of determination, the net amount, exclusive of any commissions or administrative fees that Jamaica would be obligated to pay upon the termination of an interest, currency or security protection agreement as of such date;

•

the validity of any series of the debt securities or the indenture is contested by Jamaica or any legislative, executive or judicial body or official of Jamaica authorized to do so, or Jamaica denies its obligations under any series of the debt securities or the indenture or declares a suspension or moratorium on payment of its external indebtedness; or

•	any authority necessary for Jamaica to make or fulfill its obligations under any series of the debt securities becomes invalid, expires or otherwise ceases to remain in full force and effect.

If any of the events of default described above occurs and is continuing, holders of at least 25% of the aggregate principal amount of the debt securities of the series then outstanding may declare all the debt securities of that series to be due and payable immediately by giving written notice to Jamaica, with a copy to the trustee.

Holders holding debt securities representing in the aggregate more than 50% of the principal amount of the then-outstanding debt securities of that series may waive any existing defaults and their consequences on behalf of the holders of all of the debt securities of that series if:

•

following the declaration that the principal of the debt securities of that series has become due and payable immediately, Jamaica deposits with the trustee a sum sufficient to pay all outstanding amounts then due on those debt securities (other than principal due by virtue of the acceleration upon the event of default) together with interest on such amounts through the date of the deposit as well as the reasonable fees and compensation of the holders that declared those notes due and payable, the trustee and their respective agents, attorneys and counsel; and

•	all events of default (other than non-payment of principal that became due by virtue of the acceleration upon the event of default) have been remedied.

Suits for Enforcement and Limitations on Suits by Holders

If an event of default for a series has occurred and is continuing, the trustee may, in its discretion, institute judicial action to enforce the rights of the holders of that series. With the exception of a suit to enforce the absolute right of a holder to receive payment of the principal of and interest on debt securities on the stated maturity date therefor (as that date may be amended or modified pursuant to the terms of the debt securities, but without giving effect to any acceleration), a holder has no right to bring a suit, action or proceeding with respect to the debt securities of a series unless: (1) such holder has given written notice to the trustee that a default with respect to that series has occurred and is continuing; (2) holders of at least 25% of the aggregate principal amount outstanding of that series have instructed the trustee by specific written request to institute an action or proceeding and provided an indemnity satisfactory to the trustee; and (3) 60 days have passed since the trustee received the instruction, the trustee has failed to institute an action or proceeding as directed and no direction inconsistent with such written request shall have been given to the trustee by a majority of holders of that series. Moreover, any such action commenced by a holder must be for the equal, ratable and common benefit of all holders of debt securities of that series.

Meetings, Amendments and Waivers—Collective Action

Jamaica may call a meeting of the holders of debt securities of a series at any time regarding the indenture or the debt securities of the series. Jamaica will determine the time and place of the meeting. Jamaica will notify the holders of the time, place and purpose of the meeting not less than 30 and not more than 60 days before the meeting.

In addition, Jamaica or the trustee will call a meeting of holders of debt securities of a series if the holders of at least 10% in principal amount of all debt securities of the series then outstanding have delivered a written request to Jamaica or the trustee (with a copy to Jamaica) setting out the purpose of the meeting. Within 10 days of receipt of such written request or copy thereof, Jamaica will notify the trustee and the trustee will notify the holders of the time, place and purpose of the meeting called by the holders, to take place not less than 30 and not more than 60 days after the date on which such notification is given.

Only holders and their proxies are entitled to vote at a meeting of holders. Jamaica will set the procedures governing the conduct of the meeting and if additional procedures are required, Jamaica will consult with the trustee to establish such procedures as are customary in the market.

Modifications may also be approved by holders of debt securities of a series pursuant to written action with the consent of the requisite percentage of debt securities of such series. The trustee will solicit the consent of the relevant holders to the modification not less than 10 and not more than 30 days before the expiration date for the receipt of such consents as specified by the trustee.

The holders may generally approve any proposal by Jamaica to modify the indenture or the terms of the debt securities of a series with the affirmative vote (if approved at a meeting of the holders) or consent (if approved by written action) of holders of more than 50% of the outstanding principal amount of the debt securities of that series.

However, holders may approve, by vote or consent through one of three modification methods, any modification, amendment, supplement or waiver proposed by Jamaica that would do any of the following (such subjects referred to as “reserved matters”):

•	change the date on which any amount is payable on the debt securities;

•	reduce the principal amount (other than in accordance with the express terms of the debt securities and the indenture) of the debt securities;

•	reduce the interest rate on the debt securities;

•	change the method used to calculate any amount payable on the debt securities (other than in accordance with the express terms of the debt securities and the indenture);

•	change the currency or place of payment of any amount payable on the debt securities;

•	modify Jamaica’s obligation to make any payments on the debt securities (including any redemption price therefor);

•	change the identity of the obligor under the debt securities;

•	change the definition of “outstanding debt securities” or the percentage of affirmative votes or written consents, as the case may be, required to make a “reserved matter modification”;

•	change the definition of “uniformly applicable,” “reserved matter” or “reserved matter modification”;

•

authorize the trustee, on behalf of all holders of the debt securities, to exchange or substitute all the debt securities for, or convert all the debt securities into, other obligations or securities of Jamaica or any other person;

•	change the legal ranking, governing law, submission to jurisdiction or waiver of immunities provisions of the terms of the debt securities; or

•	change Jamaica’s obligation to pay any additional amounts.

A change to a reserved matter under the Indenture, including the payment terms of the debt securities, can be made without your consent, as long as the change is approved, pursuant to one of the three following modification methods, by vote or consent by:

•	the holders of more than 75% of the aggregate principal amount of the outstanding debt securities of a series under the Indenture affected by the proposed modification;

•

where such proposed modification would affect the outstanding debt securities of two or more series issued under the Indenture or the 2014 Fiscal Agency Agreement (as defined below), the holders of more than 75% of the aggregate principal amount of the outstanding debt securities of all of such series affected by the proposed modification, taken in the aggregate, if certain “uniformly applicable” requirements are met; or

•

where such proposed modification would affect the outstanding debt securities of two or more series issued under the Indenture or the 2014 Fiscal Agency Agreement (as defined below), the holders of more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all of such series affected by the proposed modification, taken in the aggregate, and the holders of more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the modification, taken individually.

“Uniformly applicable,” as referred to above, means a modification by which holders of debt securities of any series affected by that modification are invited to exchange, convert or substitute their debt securities on the same terms for (x) the same new instruments or other consideration or (y) new instruments or other consideration from an identical menu of instruments or other consideration. It is understood that a modification will not be considered to be uniformly applicable if each existing, converting or substituting holder of debt securities of any series affected by that modification is not offered the same amount of consideration per amount of principal, the same amount of consideration per amount of interest accrued but unpaid and the same amount of consideration per amount of past due interest, respectively, as that offered to each other existing, converting or substituting holder of debt securities of any series affected by that modification (or, where a menu of instruments or other consideration is offered, each existing, converting or substituting holder of debt securities of any series affected by that modification is not offered the same amount of consideration per amount of principal, the same amount of consideration per amount of interest accrued but unpaid and the same amount of consideration per amount of past due interest, respectively, as that offered to each other existing, converting or substituting holder of debt securities of any series affected by that modification electing the same option under such menu of instruments).

Jamaica may select, in its discretion, any modification method for a reserved matter modification in accordance with the Indenture or the 2014 Fiscal Agency Agreement (as defined below), as the case may be, and may designate which series of debt securities will be included for approval in the aggregate of modifications affecting two or more series of debt securities. Any selection of a modification method or designation of series to be included will be final for the purpose of that vote or consent solicitation.

The “2014 Fiscal Agency Agreement” means the fiscal agency agreement, dated as of July 9, 2014, between Jamaica and Deutsche Bank Trust Company Americas, as fiscal agent, principal paying agent and registrar.

Notwithstanding the foregoing, in the event that a cross series modification is sought simultaneously involving series of debt securities under both the Indenture and the 2014 Fiscal Agency Agreement, (i) the effectiveness of any modification, as it relates to the series of debt securities under the 2014 Fiscal Agency Agreement shall be governed exclusively by the terms and conditions of the 2014 Fiscal Agency Agreement; and (ii) no such modification as to the debt securities under the Indenture will be effective unless such modification shall also have been adopted by the holders of the debt securities under the 2014 Fiscal Agency Agreement pursuant to the terms of the 2014 Fiscal Agency Agreement.

Before soliciting any consent or vote of any holder of debt securities for any change to a reserved matter, Jamaica will provide the following information to the trustee for distribution to the holders of debt securities of any series that would be affected by the proposed modification:

•

a description of Jamaica’s economic and financial circumstances that are in Jamaica’s opinion relevant to the request for the proposed modification, a description of Jamaica’s existing debts and description of its broad policy reform program and provisional macroeconomic outlook;

•

if Jamaica shall at the time have entered into an arrangement for financial assistance with multilateral and/or other major creditors or creditor groups and/or an agreement with any such creditors regarding debt relief, (x) a description of any such arrangement or agreement and (y) where permitted under the information disclosure policies of the multilateral or other creditors, as applicable, a copy of the arrangement or agreement;

•	a description of Jamaica’s proposed treatment of external debt instruments that are not affected by the proposed modification and its intentions with respect to any other major creditor groups; and

•	if Jamaica is then seeking any reserved matter modification affecting any other series of debt securities, a description of that proposed modification.

For purposes of determining whether the required percentage of holders of the debt securities of a series has approved any amendment, modification or change to, or waiver of, the debt securities or the indenture, or whether the required percentage of holders has delivered a notice of acceleration of the debt securities of that series, debt securities will be disregarded and deemed not to be outstanding and may not be counted in a vote or consent solicitation for or against a proposed modification, if on the record date for the proposed modification or other action or instruction hereunder, the debt security is held by Jamaica or by a public sector instrumentality, or by a corporation, trust or other legal entity that is controlled by Jamaica or a public sector instrumentality, except that (x) debt securities held by Jamaica or any public sector instrumentality of Jamaica or by a corporation, trust or other legal entity that is controlled by Jamaica or a public sector instrumentality which have been pledged in good faith may be regarded as outstanding if the pledgee establishes to the satisfaction of the trustee the pledgee’s right so to act with respect to such debt securities and that the pledgee is not Jamaica or a public sector instrumentality or a corporation, trust or other legal entity that is controlled by Jamaica or a public sector instrumentality, and in case of a dispute concerning such right, the advice of counsel shall be full protection in respect of any decision made by the trustee in accordance with such advice and any certificate, statement or opinion of counsel may be based, insofar as it relates to factual matters or information which is in the possession of the trustee, upon the certificate, statement or opinion of or representations by the trustee; and (y) in determining whether the trustee will be protected in relying upon any such action or instructions hereunder, or any notice from holders, only debt securities that a responsible officer of the trustee knows to be so owned or controlled will be so disregarded. Debt securities so owned which have been pledged in good faith may be regarded as outstanding if the pledgee establishes to the satisfaction of the trustee the pledgee’s right so to act with respect to such debt securities and that the pledgee is not Jamaica or a public sector instrumentality or a corporation, trust or other legal entity that is controlled by Jamaica or a public sector instrumentality.

As used in the preceding paragraph, “public sector instrumentality” means any department, secretary, ministry or agency of Jamaica, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests, by contract or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of that legal entity.

Other Amendments

Jamaica and the trustee may, without the vote or consent of any holder of debt securities, amend the indenture or the debt securities of the series for the purpose of:

•	adding to Jamaica’s covenants for the benefit of the holders;

•	surrendering any of Jamaica’s rights or powers with respect to the debt securities of that series;

•	securing the debt securities of that series;

•	curing any ambiguity or curing, correcting or supplementing any defective provision in the debt securities of that series or the indenture;

•

amending the debt securities of that series or the indenture in any manner that Jamaica and the trustee may determine and that does not materially adversely affect the interests of any holders of the debt securities of that series; or

•	correcting, in the opinion of the trustee, a manifest error of a formal, minor or technical nature.

Further Issues of Debt Securities

Jamaica may from time to time, without the consent of the holders, create and issue additional debt securities having the same terms and conditions as the debt securities in all respects, except for the issue date, issue price and first payment on the debt securities; provided, however, that any additional debt securities subsequently issued that are not fungible with the previously outstanding debt securities for U.S. federal income tax purposes shall have a separate CUSIP, ISIN or other identifying number from the previously outstanding debt securities. Additional debt securities issued in this manner will be consolidated with and will form a single series with the previously outstanding debt securities.

Global Securities

DTC, Euroclear and Clearstream, Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither Jamaica nor the trustee will be responsible for DTC’s, Euroclear’s or Clearstream, Luxembourg’s performance of their obligations under their rules and procedures. Additionally, neither Jamaica nor the trustee will be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Jamaica may issue the debt securities in the form of one or more global securities, the ownership and transfer of which are recorded in computerized book-entry accounts, eliminating the need for physical movement of securities. Jamaica refers to the intangible securities represented by a global security as “book-entry” securities.

When Jamaica issues book-entry securities, it will deposit the applicable global security with a clearing system. The global security will be either registered in the name of the clearing system or its nominee or common depositary. Unless a global security is exchanged for certificated securities, as discussed below under “—Certificated Securities,” it may not be transferred, except among the clearing system, its nominees or common depositaries and their successors. Clearing systems include The Depository Trust Company, known as DTC, in the United States and Euroclear System, or Euroclear, and Clearstream Banking, société anonyme, known as Clearstream, Luxembourg, in Europe.

Clearing systems process the clearance and settlement of book-entry securities for their direct participants. A “direct participant” is a bank or financial institution that has an account with a clearing system. The clearing systems act only on behalf of their direct participants, who in turn act on behalf of indirect participants. An “indirect participant” is a bank or financial institution that gains access to a clearing system by clearing through or maintaining a relationship with a direct participant.

Euroclear and Clearstream, Luxembourg are connected to each other by a direct link and participate in DTC through their New York depositaries, which act as links between the clearing systems. These arrangements permit you to hold book-entry securities through participants in any of these systems, subject to applicable securities laws.

Ownership of Book-Entry Securities

If you wish to purchase book-entry securities, you must either be a direct participant or make your purchase through a direct or indirect participant. Investors who purchase book-entry securities will hold them in an account at the bank or financial institution acting as their direct or indirect participant. Holding securities in this way is called holding in “street name.”

When you hold securities in street name, you must rely on the procedures of the institutions through which you hold your securities to exercise any of the rights granted to holders. This is because the legal obligations of Jamaica and the trustee run only to the registered owner of the global security, which will be the clearing system or its nominee or common depositary. For example, once Jamaica and the trustee make a payment to the registered holder of a global security, they will no longer be liable for the payment, even if you do not receive it. In practice, the clearing systems will pass along any payments or notices they receive from Jamaica to their participants, which will pass along the payments to you. In addition, if you desire to take any action which a holder of a global security is entitled to take, then the clearing system would authorize the participant through which you hold your book-entry securities to take such action, and the participant would then either authorize you to take the action or would act for you on your instructions. The transactions between you, the participants and the clearing systems will be governed by customer agreements, customary practices and applicable laws and regulations, and not by any legal obligation of Jamaica or the trustee.

As an owner of book-entry securities represented by a global security, you will also be subject to the following restrictions:

•

you will not be entitled to (a) receive physical delivery of the debt securities in certificated form or (b) have any of the debt securities registered in your name, except under the circumstances described below under “—Certificated Securities”;

•	you may not be able to transfer or sell your debt securities to some insurance companies and other institutions that are required by law to own their securities in certificated form; and

•

you may not be able to pledge your debt securities in circumstances where certificates must be physically delivered to the creditor or the beneficiary of the pledge in order for the pledge to be effective.

Cross-Market Transfer, Clearance and Settlement of Book-Entry Securities

The following description reflects Jamaica’s understanding of the current rules and procedures of DTC, Euroclear and Clearstream, Luxembourg relating to cross-market trades in book-entry securities where Euroclear and Clearstream, Luxembourg hold securities through their respective depositaries at DTC. These systems could change their rules and procedures at any time, and Jamaica takes no responsibility for their actions or the accuracy of this description.

It is important for you to establish at the time of the trade where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date, i.e., the date specified by the purchaser and seller on which the price of the debt securities is fixed.

When book-entry securities are to be transferred from a DTC seller to a Euroclear or Clearstream, Luxembourg purchaser, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its New York depositary to receive the debt securities and make payment for them. On the settlement date, the New York depositary will make payment to the DTC participant through which the seller holds its securities, which will make payment to the seller, and the debt securities will be credited to the New York depositary’s account. After settlement has been completed, Euroclear or Clearstream, Luxembourg will credit the debt securities to the account of the participant through which the purchaser is acting. This securities credit will appear the next day European time after the settlement date, but will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date, the debt securities credit and cash debit will instead be valued at the actual settlement date.

A participant in Euroclear or Clearstream, Luxembourg, acting for the account of a purchaser of book-entry securities, will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the debt securities on the value date. The most direct way of doing this is for the participant to preposition funds, i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date, either from cash on hand or existing lines of credit. The participant may require the purchaser to follow these same procedures.

When book-entry securities are to be transferred from a Euroclear or Clearstream, Luxembourg seller to a DTC purchaser, the seller must first send instructions to and preposition the debt securities with Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its New York depositary to credit the book-entry securities to the account of the DTC participant through which the purchaser is acting and to receive payment in exchange. The payment will be credited to the account of the Euroclear or Clearstream, Luxembourg participant through which the seller is acting on the following day, but the receipt of the cash proceeds will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date, the receipt of the cash proceeds and securities debit will instead be valued at the actual settlement date.

Certificated Securities

Jamaica will only issue debt securities in certificated form in exchange for book-entry securities represented by a global security if:

•

the depositary notifies Jamaica that it is unwilling or unable to continue as depositary, is ineligible to act as depositary or ceases to be a clearing agency registered under the U.S. Securities Exchange Act of 1934 and Jamaica does not appoint a successor depositary or clearing agency within 90 days;

•

the trustee has instituted or has been directed to institute any judicial proceeding to enforce the rights of the holders under the debt securities and has been advised by its legal counsel that it should obtain possession of the debt securities for the proceeding; or

•	Jamaica elects not to have the debt securities of a series represented by a global security or securities.

If a physical or certificated security becomes mutilated, defaced, apparently destroyed, lost or stolen, Jamaica may execute, and the trustee shall authenticate and deliver, a substitute security in replacement. In each case, the affected holder will be required to furnish to Jamaica and to the trustee an indemnity under which it will agree to pay Jamaica, the trustee and any of their respective agents for any losses that they may suffer relating to the debt security that was mutilated, defaced, apparently destroyed, lost or stolen. Jamaica and the trustee may also require that the affected holder present other documents or proof. The affected holder may be required to pay all taxes, expenses and reasonable charges associated with the replacement of the mutilated, defaced, apparently destroyed, lost or stolen security.

If Jamaica issues certificated securities, a holder of certificated securities may exchange them for securities of a different authorized denomination by submitting the certificated securities, together with a written request for an exchange, at the office of the trustee as specified in the indenture in New York City, or at the office of any paying agent. In addition, the holder of any certificated security may transfer it in whole or in part by surrendering it at any of such offices together with an executed instrument of transfer.

Jamaica will not charge the holders for the costs and expenses associated with the exchange, transfer or registration of transfer of certificated securities. Jamaica may, however, charge the holders for certain delivery expenses as well as any applicable stamp duty, tax or other governmental or insurance charges. The trustee may reject any request for an exchange or registration of transfer of any security made within 15 days of the date for any payment or principal of, or premium or interest on the debt securities.

Notices

Jamaica will mail any notices to the holders of the notes at their registered addresses as reflected in the books and records of the trustee. Jamaica will consider any mailed notice to have been given five Business Days after it has been sent.

If Jamaica lists a series of debt securities on the Luxembourg Stock Exchange, and the rules of the exchange require, Jamaica will also publish notices in a leading newspaper with general circulation in Luxembourg or on the website of the Luxembourg Stock Exchange (www.bourse.lu). If publication in a leading newspaper in Luxembourg or on the website of the Luxembourg Stock Exchange is not practicable, Jamaica will give notices in another way consistent with the rules of the Luxembourg Stock Exchange. Any notice so published will be considered given on the date of its first publication.

Trustee

The indenture establishes the obligations and duties of the trustee, the right to indemnification of the trustee and the liability and responsibility, including limitations, for actions that the trustee takes. The trustee is entitled to enter into business transactions with Jamaica or any of its affiliates without accounting for any profit resulting from these transactions.

Paying Agents; Transfer Agents; Registrar

Jamaica may appoint paying agents, transfer agents and a registrar with respect to each series of debt securities, which will be listed at the back of the relevant prospectus supplement. Jamaica may at any time appoint other paying agents, transfer agents and registrars with respect to a series. Jamaica, however, will at all times maintain a principal paying agent in a United States city and a registrar in New York City for each series until the debt securities of that series are paid. Jamaica will provide prompt notice of termination, appointment or change in the office of any paying agent, transfer agent or registrar acting in connection with any series of debt securities.

In addition, Jamaica will maintain a paying agent and a transfer agent in Luxembourg with respect to any series of debt securities listed on the Luxembourg Stock Exchange so long as the rules of the Luxembourg Stock Exchange so require.

Limitation on Time for Claims

To the extent permitted by law, claims against Jamaica for the payment of principal of, or interest or other amounts due on, the debt securities (including additional amounts) will become void unless made within five years of the date on which that payment first became due.

Jurisdiction, Consent to Service, Enforcement of Judgments and Immunities from Attachment

Jamaica has appointed its Consul General in New York City as its authorized agent for service of process in any action based on the debt securities or the indenture which a holder may institute in any Federal or New York State court in the Borough of Manhattan, The City of New York.

It may be difficult for investors to obtain or realize upon judgments of courts in the United States against Jamaica. The Government of Jamaica is a foreign sovereign government, which are generally immune from lawsuits and from the enforcement of judgments under United States law. Foreign sovereign governments, however, may waive this immunity and limited exceptions to this immunity are set forth in the U.S. Foreign Sovereign Immunities Act of 1976 (the “Immunities Act”).

Except as provided below, Jamaica will irrevocably waive and agree not to plead any immunity (including sovereign immunity) from the jurisdiction of any state or federal court in the Borough of Manhattan, The City of New York, to which it might otherwise be entitled in any action arising out of or based upon the debt securities, to the fullest extent permitted by applicable law. However, Jamaica reserves the right to plead sovereign immunity under the Immunities Act with respect to actions brought against it under United States federal securities laws or any state securities laws. In the absence of a waiver of immunity by Jamaica with respect to such actions, it would not be possible to obtain a U.S. judgment in such action unless a court were to determine that Jamaica is not entitled to sovereign immunity under the Immunities Act with respect to that action. Even if you obtained a U.S. judgment in any such suit, you may not be able to enforce the judgment in Jamaica. Moreover, you may not be able to enforce a judgment obtained under the Immunities Act against Jamaica’s property located in the United States except under the limited circumstances specified in the Immunities Act.

Jamaica will, in the indenture and in the debt securities, irrevocably submit to the jurisdiction of any state or federal court in the Borough of Manhattan, The City of New York, in respect of any claim or action arising out of or based upon the indenture or debt securities which may be instituted by any holder of a debt security, such as, for example, a claim for breach of any obligation under the indenture or the debt securities. Any process or other legal summons in connection with any such action may be served upon Jamaica by delivery of letters rogatory to the Consul General of Jamaica in New York, New York or by any other means that may have become permissible under the laws of the State of New York and Jamaica at the time of such service. However, Jamaica has not consented to service for suits made under the U.S. federal or state securities laws and, as explained above, Jamaica’s waiver of immunity does not extend to those actions.

A judgment obtained in New York against Jamaica can be sued upon in the courts of Jamaica as a valid cause of action. Furthermore, a Jamaican court, subject to certain conditions, will grant a judgment in Jamaica without any re-trial or re-examination of the merits of the original action. Jamaica is also subject to suit in competent courts in Jamaica. Section 20(4) of the Crown Proceedings Act provides that no execution or attachment shall be issued by any court in Jamaica for the purpose of enforcing payment by Jamaica of any money or costs. Execution or attachment means a legal process whereby the debtor property is taken under an order of the court and may be sold to satisfy the judgment debt. No such order can be made against Jamaica. Instead, the Crown Proceedings Act provides that where in any civil proceedings by or against Jamaica, any order (including an order for costs) is made by any court in Jamaica in favor of any person against Jamaica, the proper officer of the court shall, on an application and after taxing of costs, issue a certificate to such person which may be served upon the Attorney General of Jamaica. If the order provides for the payment of money or costs, the Ministry of Finance and the Public Service shall pay the amount due to such person. It is possible that the courts of Jamaica may not enforce the judgments of a foreign court against Jamaica on the grounds of public policy where Jamaica has not appeared in the relevant proceedings or has unsuccessfully claimed immunity in such proceedings and has not otherwise submitted to the jurisdiction of such foreign court.

Governing Law

The indenture and the debt securities are governed by and construed in accordance with the law of the State of New York unless otherwise specified in any series of debt securities, provided, however that all matters governing Jamaica’s authorization and execution of the indenture and the debt securities will be governed by and construed in accordance with the law of Jamaica. Notwithstanding any reserved matter modification, all matters related to the consent of holders and to modifications of the indenture or the debt securities will always be governed by and construed in accordance with the law of the State of New York.

TAXATION

The following is a summary discussion of certain Jamaican and United States federal income tax considerations that may be relevant to a holder of a debt security. This discussion is based on laws, regulations, administrative and judicial rulings and decisions in effect on the date of this Registration Statement. There can be no assurance that the taxing authorities of the United States or Jamaica will not take a contrary view, and no rulings from such authorities will be sought on the issues discussed herein. Further, the relevant legal provisions and interpretations are all subject to change, possibly with retroactive effect, and any such changes may affect the discussion set forth herein.

In addition, you may be subject to additional tax consequences in connection with gains or losses you obtain from the exchange of debt securities issued or guaranteed by Jamaica. Any such consequences may be further described in any prospectus supplement.

Investors are urged to consult their own tax advisors in determining the tax consequences of holding debt securities and exchanging debt securities issued or guaranteed by Jamaica, including the application to their particular circumstances of the tax considerations discussed below, as well as the application of state, local, foreign or other tax laws.

Jamaican Tax Considerations

The taxation discussion set out below is intended only as a descriptive summary and does not purport to be a complete technical analysis or listing of all potential tax effects to holders of the debt securities. Prospective buyers of the debt securities should consult with their tax advisors concerning issues including: the application of Jamaican income tax laws to them arising from an investment in the debt securities; any consequences to them arising under the laws of any other taxing jurisdiction; the availability for income tax purposes of a credit or deduction for Jamaican taxes; and the consequences of buying the debt securities at a price other than the issue price.

Income Taxation of Interest on the Debt Securities and Gain from Sale or Retirement of the Debt Securities

Interest paid to a holder of the debt securities who is an individual is generally subject to Jamaican withholding income tax, at the rate of 25% or such other lower rate as is provided for in an applicable tax treaty between Jamaica and the country where the recipient of the payment is resident. Interest paid to a holder of the debt security which is a company, trust, organization or other entity is generally subject to Jamaican withholding income tax, at the rate of 33 1/3% or such other lower rate as is provided for in an applicable tax treaty between Jamaica and the country where the recipient of the payment is resident. Under the United States/Jamaica Double Taxation Agreement, or the Treaty, the rate of withholding income tax on interest is reduced to 12.5%. Section 12(1)(m) of the Jamaica Income Tax Act provides that the interest on any borrowing charged to Jamaica’s consolidated fund may be exempt from income tax by order of the Minister responsible for finance. Interest payments on the debt securities will be charged to Jamaica’s consolidated fund, and, therefore, such payments will not be subject to income tax upon the issuance by the Minister responsible for finance of an exemption order under Section 12(1)(m). The Minister responsible for finance intends to make an exemption order under Section 12(1)(m) of the Jamaica Income Tax Act thereby relieving interest payments on the debt securities from income tax, but this exemption will not apply to Jamaican residents who own or hold, directly or indirectly, or have a beneficial interest in, the debt securities. For the purposes of the Jamaica Income Tax Act, “interest” includes any profit or gain or financial return accruing to an investor.

As a result of the foregoing, no Jamaican income tax would be payable on any gain arising on the disposal of the debt securities, unless the seller is engaged in the business of buying and selling investments. Even if the seller is engaged in the business of buying and selling investments, under the Treaty, and is a United States resident within the meaning of the Treaty and does not have a permanent establishment in Jamaica, the seller would not be liable for Jamaican income tax on any such gain. Jamaica has similar provisions in other double taxation agreements, including those with the United Kingdom and Canada.

Transfer Tax and Stamp Duty

Transfer tax is not levied on bonds issued by the Government of Jamaica given that such bonds do not qualify as property on which transfer tax is levied. This is because in line with section 3(4) of the Transfer Tax Act, transfer tax is levied on property defined as land, lease of land, securities, and beneficial interest under any of the aforementioned properties. Section 2 of the Transfer Tax Act explicitly excludes bonds or other securities issued by the Government of Jamaica from the definition of securities. Analogously, stamp duty is exempt under the head of General Exemption of the Stamp Duty Act, which provides: “All bonds, and other official documents, whatsoever, relating to the service of Her Majesty’s Customs in this Island, Her Majesty’s Commissariat or Ordinance Department…or relating to the Public Service of this Island…”. Therefore, there is no need for the use of the discretionary powers of the Minister of Finance and the Public Service in respect of this matter.

United States Federal Income Taxation Considerations

The following is a general summary of certain U.S. federal income tax considerations that may be relevant with respect to the acquisition, beneficial ownership and disposition of the debt securities. This summary addresses only the U.S. federal income tax considerations of holders that acquire the debt securities at their original issuance at their “Issue Price” (as defined below) and that will hold the debt securities as capital assets.

This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular holder of debt securities. This summary does not address tax considerations applicable to holders of debt securities that may be subject to special tax rules including, without limitation, the following: (i) banks and financial institutions; (ii) insurance companies; (iii) dealers or traders in securities, currencies or notional principal contracts; (iv) tax-exempt entities; (v) regulated investment companies; (vi) real estate investment trusts; (vii) persons that will hold the debt securities as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. federal income tax purposes; (viii) persons that have a “functional currency” other than the U.S. dollar; (ix) persons who will hold the debt securities through partnerships or other pass-through entities; and (x) certain U.S. expatriates and former long-term residents of the United States. Further, this summary does not address state and local tax consequences, alternative minimum tax consequences, any estate or gift tax consequences or the indirect effects on the holders of equity interests of a holder of debt securities.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this prospectus. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

This summary does not cover every type of debt security that may be issued under this prospectus. If we intend to issue a debt security of a type not described in this summary, or if there are otherwise special tax consequences with respect to the debt security that are not covered herein, additional tax information will be provided in the prospectus supplement for the applicable debt security.

Prospective investors should consult their own tax advisors with respect to the U.S. federal, state, local and foreign tax consequences of acquiring, beneficially owning or disposing of the debt securities.

For the purposes of this summary, a “U.S. Holder” is a beneficial owner of debt securities that is, for U.S. federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (x) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or (y) the trust has validly made an election to be treated as a U.S. person under applicable U.S. Treasury Regulations. A “Non-U.S. Holder” is a beneficial owner of debt securities that is not a U.S. Holder and not a partnership. If a partnership holds a debt security, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding any debt securities should consult its tax advisors.

U.S. Holders that use an accrual method of accounting for tax purposes (“accrual method holders”) generally are required to include certain amounts in income no later than the time such amounts are reflected on certain financial statements (the “book/tax conformity rule”). The application of the book/tax conformity rule thus may require the accrual of income earlier than would be the case under the general tax rules described below. However, final U.S. Treasury Regulations provide that the book/tax conformity rule does not apply to the general timing rules for original issue discount (discussed below), market discount (discussed below), income under the contingent payment debt instrument rules (discussed below) and certain other items with respect to debt instruments. Accrual method holders should consult with their tax advisors regarding the potential applicability of the book/tax conformity rule to their particular situation.

Payments of Interest

Interest paid on a debt security, other than interest on a “Discount Debt Security” that is not “qualified stated interest” (each as defined below under “Original Issue Discount — General”), will be taxable to a U.S. Holder as ordinary interest income at the time it is received or accrued, depending on the U.S. Holder’s method of accounting for U.S. federal income tax purposes.

If interest on a debt security is payable in a currency other than U.S. dollars (a “foreign currency”), a U.S. Holder utilizing the cash method of accounting for U.S. federal income tax purposes is required to include in income the U.S. dollar value of that interest payment, based on the spot exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. No exchange gain or loss will be realized with respect to the receipt of such interest payment, other than exchange gain or loss that is attributable to the actual disposition of the foreign currency received (which will be treated as ordinary gain or loss).

If interest on a debt security is payable in a foreign currency, an accrual basis U.S. Holder is required to include in income the U.S. dollar value of the amount of interest income accrued on such a debt security during the accrual period. An accrual basis U.S. Holder may determine the amount of the interest income to be recognized in accordance with either of two methods. Under the first accrual method, the amount of income accrued will be based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, the part of the period within the taxable year. Under the second accrual method, the U.S. Holder may elect to determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. If the last day of the accrual period is within five business days of the date the interest payment is actually received, an electing accrual basis U.S. Holder may instead translate that interest expense at the exchange rate in effect on the day of actual receipt. Any election to use the second accrual method will apply to all debt instruments held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder and will be irrevocable without the consent of the U.S. Internal Revenue Service (the “IRS”).

A U.S. Holder utilizing either of the foregoing two accrual methods will recognize ordinary income or loss with respect to accrued interest income on the date of receipt of the interest payment (including a payment attributable to accrued but unpaid interest upon the sale or retirement of a debt security). The amount of ordinary income or loss will equal the difference between the U.S. dollar value of the interest payment received (determined on the date the payment is received) in respect of the accrual period and the U.S. dollar value of interest income that has accrued during that accrual period (as determined under the accrual method utilized by the U.S. Holder).

Foreign currency received as interest on the debt securities will have a tax basis equal to its U.S. dollar value at the time the interest payment is received. Gain or loss, if any, realized by a U.S. Holder on a sale or other disposition of that foreign currency will be ordinary income or loss and will generally be income from sources within the United States for foreign tax credit limitation purposes.

In the event that any additional amounts are paid on the debt securities, a U.S. Holder will be required to include in income such additional amounts and any tax withheld from interest payments notwithstanding that such withheld tax is not in fact received by such U.S. Holder. A U.S. Holder may be entitled to deduct or credit such tax, subject to applicable limitations. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances, including the possible adverse impact on creditability to the extent a U.S. Holder is entitled to either a refund of any Jamaican tax withheld or a reduced rate of withholding.

Interest income (including additional amounts and any tax withheld) on the debt securities will be treated as foreign source income for U.S. federal income tax purposes, which may be relevant in calculating a U.S. Holder’s foreign tax credit limitation for U.S. federal income tax purposes. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. The foreign tax credit rules are complex, and U.S. Holders should consult their own tax advisors regarding the availability of a foreign tax credit and the application of the limitation in their particular circumstances.

Original Issue Discount

General. A debt security, other than a debt security with a term of one year or less (a “Short-Term Debt Security”), will be treated as issued with original issue discount (“OID”, and a debt security issued with OID, a “Discount Debt Security”), for U.S. federal income tax purposes if the excess of the sum of all payments provided under the debt security, other than “qualified stated interest payments” (as defined below), over the “Issue Price” of the debt security is not less than a “de minimis amount” (as defined below). “Qualified stated interest” is generally interest paid on a debt security that is unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually at a single fixed rate. For U.S. federal income tax purposes the “Issue Price” of the debt securities under the applicable prospectus supplement generally will be the first price at which a substantial amount of the debt securities are sold to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers.

In general, if the excess of the sum of all payments provided under the debt security other than qualified stated interest payments (the debt security’s “stated redemption price at maturity”) over its Issue Price is less than 1/4 of one percent of the debt security’s stated redemption price at maturity multiplied by the number of complete years to its maturity, or the de minimis amount, then such excess, if any, constitutes “de minimis OID” and the debt security is not a Discount Debt Security. Unless the election described below under “Original Issue Discount – Election to Treat All Interest as OID” is made, a U.S. Holder of a debt security with de minimis OID must include such de minimis OID in income as stated principal payments on the debt security are made. The includible amount with respect to each such payment will equal the product of the total amount of the debt security’s de minimis OID and a fraction, the numerator of which is the amount of the principal payment made and the denominator of which is the stated principal amount of the debt security. Any amount of de minimis OID includable in income under the rules described in the preceding two sentences will generally be treated as amounts received in retirement of a debt security.

A U.S. Holder will be required to include OID on a Discount Debt Security in income for U.S. federal income tax purposes as it accrues calculated on a constant-yield method (described below) before the actual receipt of cash attributable to that income, regardless of the U.S. Holder’s method of accounting for U.S. federal income tax purposes. Under this method, U.S. Holders generally will be required to include in income increasingly greater amounts of OID over the life of Discount Debt Securities.

The amount of OID includible in income by a U.S. Holder of a Discount Debt Security is the sum of the daily portions of OID with respect to the debt security for each day during the taxable year or portion of the taxable year in which the U.S. Holder holds that debt security, or accrued OID. The daily portion is determined by allocating to each day in any “accrual period” a pro rata portion of the OID allocable to that accrual period. Accrual periods with respect to a debt security may be of any length selected by the U.S. Holder and may vary in length over the term of the debt security as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the debt security occurs on either the final or first day of an accrual period.

The amount of OID allocable to an accrual period equals the excess of (a) the product of the debt security’s “adjusted issue price” at the beginning of the accrual period and the debt security’s yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of the payments of qualified stated interest on the debt security allocable to the accrual period. The “adjusted issue price” of a debt security at the beginning of any accrual period is the Issue Price.

Thereafter, the “adjusted issue price” of the debt security is the Issue Price increased by (x) the amount of accrued OID for each prior accrual period and decreased by (y) the amount of any payments previously made on the debt security that were not qualified stated interest payments.

For the purposes of determining the amount of OID allocable to an accrual period, if an interval between payments of qualified stated interest on the debt security contains more than one accrual period, the amount of qualified stated interest payable at the end of the interval (including any qualified stated interest that is payable on the first day of the accrual period immediately following the interval) is allocated pro rata on the basis of relative lengths to each accrual period in the interval, and the adjusted issue price at the beginning of each accrual period in the interval must be increased by the amount of any qualified stated interest that has accrued prior to the first day of the accrual period but that is not payable until the end of the interval.

The amount of OID allocable to an initial short accrual period may be computed using any reasonable method if all other accrual periods other than a final short accrual period are of equal length. The amount of OID allocable to the final accrual period is the difference between (x) the amount payable at the maturity of the debt security (other than any payment of qualified stated interest) and (y) the debt security’s adjusted issue price as of the beginning of the final accrual period.

OID for any accrual period on a debt security that is denominated in, or determined by reference to, a foreign currency will be determined in that foreign currency and then translated into U.S. dollars in the same manner as interest payments accrued by an accrual basis U.S. Holder, as described under “Payments of Interest” above. Upon receipt of an amount attributable to OID in these circumstances, a U.S. Holder may recognize ordinary income or loss.

OID on a Discount Debt Security will be treated as foreign source income for the purposes of calculating a U.S. Holder’s foreign tax credit limitation. The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. The foreign tax credit rules are complex, and U.S. Holders should consult their own tax advisors regarding the availability of a foreign tax credit and the application of the limitation in their particular circumstances.

Acquisition Premium. A U.S. Holder that purchases a debt security for an amount less than or equal to the debt security’s stated redemption price at maturity but in excess of its adjusted issue price (as determined above under “Original Issue Discount — General”) (any such excess being “acquisition premium”) and that does not make the election described below under “Election to Treat All Interest as OID” shall reduce the daily portions of OID by a fraction, the numerator of which is the excess (if any) of the U.S. Holder’s adjusted basis in the debt security immediately after its purchase (the purchase price of the debt security) over the adjusted issue price of the debt security, and the denominator of which is the excess of the remaining stated redemption price at maturity over the debt security’s adjusted issue price.

Market Discount. A debt security, other than a Short-Term Debt Security, will be treated as purchased at a market discount, or a “Market Discount Debt Security,” if the debt security’s stated redemption price at maturity or, in the case of a Discount Debt Security, the debt security’s “revised issue price”, exceeds the amount for which the U.S. Holder purchased the debt security by at least 1/4 of one percent of such debt security’s stated redemption price at maturity or revised issue price, respectively, multiplied by the number of complete years to the debt security’s maturity. If such excess is not sufficient to cause the debt security to be a Market Discount Debt Security, then such excess constitutes “de minimis market discount” and such debt security is not subject to the rules discussed in the following paragraphs. For these purposes, the “revised issue price” of a debt security generally equals its issue price, increased by the amount of any OID that has accrued on the debt security and decreased by any payments previously made on the debt security that were not payments of qualified stated interest.

Any gain recognized on the maturity or disposition of a Market Discount Debt Security will be treated as ordinary income to the extent that such gain does not exceed the accrued market discount on such debt security. Alternatively, a U.S. Holder of a Market Discount Debt Security may elect to include market discount in income currently over the life of the debt security. Such an election shall apply to all debt instruments with market discount acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies. This election may not be revoked without the consent of the IRS.

Market discount on a Market Discount Debt Security will accrue on a straight-line basis unless the U.S. Holder elects to accrue such market discount on a constant-yield method. Such an election shall apply only to the debt security with respect to which it is made and is irrevocable. A U.S. Holder of a Market Discount Debt Security that does not elect to include market discount in income currently generally will be required to defer deductions for interest on borrowings allocable to such debt security in an amount not exceeding the accrued market discount on such debt security until the maturity or disposition of such debt security.

Election to Treat All Interest as OID. A U.S. Holder may elect to include in gross income all interest that accrues on a debt security using the constant-yield method described above under the heading “Original Issue Discount — General”, with the modifications described below. For the purposes of this election, interest includes stated interest, OID, de minimis OID, market discount, de minimis market discount and unstated interest, as adjusted by any amortizable bond premium or acquisition premium.

In applying the constant-yield method to a debt security with respect to which this election has been made, the issue price of the debt security will equal its cost to the electing U.S. Holder, the issue date of the debt security will be the date of its acquisition by the electing U.S. Holder, and no payments on the debt security will be treated as payments of qualified stated interest. This election will generally apply only to the debt security with respect to which it is made and may not be revoked without the consent of the IRS. If this election is made with respect to a debt security with amortizable bond premium, then the electing U.S. Holder will be deemed to have elected to apply amortizable bond premium against interest with respect to all debt instruments with amortizable bond premium (other than debt instruments the interest on which is excludible from gross income) held by the electing U.S. Holder as of the beginning of the taxable year in which the debt security with respect to which the election is made is acquired or thereafter acquired. The deemed election with respect to amortizable bond premium may not be revoked without the consent of the IRS.

If the election to apply the constant-yield method to all interest on a debt security is made with respect to a Market Discount Debt Security, the electing U.S. Holder will be treated as having made the two elections discussed above under “Original Issue Discount — Market Discount” to include market discount in income currently over the life of all debt instruments held or thereafter acquired by such U.S. Holder and to accrue market discount on a constant-yield method.

Variable Interest Rate Debt Securities. Debt securities that provide for interest at variable rates (“Variable Interest Rate Debt Securities”) generally will bear interest at a “qualified floating rate” and thus will be treated as “variable rate debt instruments” under U.S. Treasury Regulations governing accrual of OID. A Variable Interest Rate Debt Security will qualify as a “variable rate debt instrument” if (i) its issue price does not exceed the total noncontingent principal payments due under the Variable Interest Rate Debt Security by more than a specified de minimis amount, (ii) it provides for stated interest, paid or compounded at least annually, at (a) one or more qualified floating rates, (b) a single fixed rate and one or more qualified floating rates, (c) a single objective rate, or (d) a single fixed rate and a single objective rate that is a qualified inverse floating rate, and (iii) it does not provide for any principal payments that are contingent (other than as described in (i) above).

A “qualified floating rate” is any variable rate where variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the Variable Interest Rate Debt Security is denominated. A fixed multiple of a qualified floating rate will constitute a qualified floating rate only if the multiple is greater than 0.65 but not more than 1.35. A variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate, will also constitute a qualified floating rate. In addition, two or more qualified floating rates that can reasonably be expected to have approximately the same values throughout the term of the Variable Interest Rate Debt Security (e.g., two or more qualified floating rates with values within 25 basis points of each other as determined on the Variable Interest Rate Debt Security’s issue date) will be treated as a single qualified floating rate. Notwithstanding the foregoing, a variable rate that would otherwise constitute a qualified floating rate but which is subject to one or more restrictions such as a maximum stated interest rate (i.e., a cap) or a minimum stated interest rate (i.e., a floor) may, under certain circumstances, fail to be treated as a qualified floating rate unless the cap or floor is fixed throughout the term of the debt security.

An “objective rate” is a rate that is not itself a qualified floating rate but which is determined using a single fixed formula and which is based on objective financial or economic information (e.g., one or more qualified floating rates or the yield of actively traded personal property). A rate will not qualify as an objective rate if it is based on information that is within the control of Jamaica (or a related party) or that is unique to the circumstances of Jamaica (or a related party). However, a rate will not fail to be an objective rate if it is based on the credit quality of Jamaica. Other variable interest rates may be treated as objective rates if so designated by the IRS in the future. Despite the foregoing, a variable rate of interest on a Variable Interest Rate Debt Security will not constitute an objective rate if it is reasonably expected that the average value of the rate during the first half of the Variable Interest Rate Debt Security’s term will be either significantly less than or significantly greater than the average value of the rate during the final half of the Variable Interest Rate Debt Security’s term. A “qualified inverse floating rate” is any objective rate where the rate is equal to a fixed rate minus a qualified floating rate, as long as variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate. If a Variable Interest Rate Debt Security provides for stated interest at a fixed rate for an initial period of one year or less followed by a variable rate that is either a qualified floating rate or an objective rate for a subsequent period and if the variable rate on the Variable Interest Rate Debt Security’s issue date is intended to approximate the fixed rate (e.g., the value of the variable rate on the issue date does not differ from the value of the fixed rate by more than 25 basis points), then the fixed rate and the variable rate together will constitute either a single qualified floating rate or objective rate, as the case may be.

A qualified floating rate or objective rate in effect at any time during the term of the instrument must be set at a “current value” of that rate. A “current value” of a rate is the value of the rate on any day that is no earlier than 3 months prior to the first day on which that value is in effect and no later than 1 year following that first day.

If a Variable Interest Rate Debt Security that provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof qualifies as a “variable rate debt instrument”, then any stated interest on the debt security which is unconditionally payable in cash or property (other than debt instruments of Jamaica) at least annually will constitute qualified stated interest and will be taxed accordingly. Thus, a Variable Interest Rate Debt Security that provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof and that qualifies as a “variable rate debt instrument” will generally not be treated as having been issued with OID unless the Variable Interest Rate Debt Security is issued at a “true” discount (i.e., at a price below the debt security’s stated principal amount) in excess of a specified de minimis amount. OID on a Variable Interest Rate Debt Security arising from “true” discount is allocated to an accrual period using the constant yield method described above by assuming that the variable rate is a fixed rate equal to (i) in the case of a qualified floating rate or qualified inverse floating rate, the value, as of the issue date, of the qualified floating rate or qualified inverse floating rate, or (ii) in the case of an objective rate (other than a qualified inverse floating rate), a fixed rate that reflects the yield that is reasonably expected for the Variable Interest Rate Debt Security.

In general, any other Variable Interest Rate Debt Security that qualifies as a “variable rate debt instrument” will be converted into an “equivalent” fixed rate debt instrument for purposes of determining the amount and accrual of OID and qualified stated interest on the Variable Interest Rate Debt Security. Such a Variable Interest Rate Debt Security must be converted into an “equivalent” fixed rate debt instrument by substituting any qualified floating rate or qualified inverse floating rate provided for under the terms of the Variable Interest Rate Debt Security with a fixed rate equal to the value of the qualified floating rate or qualified inverse floating rate, as the case may be, as of the Variable Interest Rate Debt Security’s issue date. Any objective rate (other than a qualified inverse floating rate) provided for under the terms of the Variable Interest Rate Debt Security is converted into a fixed rate that reflects the yield that is reasonably expected for the Variable Interest Rate Debt Security. In the case of a Variable Interest Rate Debt Security that qualifies as a “variable rate debt instrument” and provides for stated interest at a fixed rate in addition to either one or more qualified floating rates or a qualified inverse floating rate, the fixed rate is initially converted into a qualified floating rate (or a qualified inverse floating rate, if the Variable Interest Rate Debt Security provides for a qualified inverse floating rate). Under these circumstances, the qualified floating rate or qualified inverse floating rate that replaces the fixed rate must be such that the fair market value of the Variable Interest Rate Debt Security as of the Variable Interest Rate Debt Security’s issue date is approximately the same as the fair market value of an otherwise identical debt instrument that provides for either the qualified floating rate or qualified inverse floating rate rather than the fixed rate. Subsequent to converting the fixed rate into either a qualified floating rate or a qualified inverse floating rate, the Variable Interest Rate Debt Security is converted into an “equivalent” fixed rate debt instrument in the manner described above.

Once the Variable Interest Rate Debt Security is converted into an “equivalent” fixed rate debt instrument pursuant to the foregoing rules, the amount of OID and qualified stated interest, if any, are determined for the “equivalent” fixed rate debt instrument by applying the general OID rules to the “equivalent” fixed rate debt instrument and a U.S. Holder of the Variable Interest Rate Debt Security will account for the OID and qualified stated interest as if the U.S. Holder held the “equivalent” fixed rate debt instrument. In each accrual period, appropriate adjustments will be made to the amount of qualified stated interest or OID assumed to have been accrued or paid with respect to the “equivalent” fixed rate debt instrument in the event that these amounts differ from the actual amount of interest accrued or paid on the Variable Interest Rate Debt Security during the accrual period.

If a Variable Interest Rate Debt Security, such as a debt security the payments on which are determined by reference to an index, does not qualify as a “variable rate debt instrument”, then the Variable Interest Rate Debt Security will be treated as a contingent payment debt obligation. The proper U.S. federal income tax treatment of Variable Interest Rate Debt Securities that are treated as contingent payment debt obligations will be more fully described in the applicable prospectus supplement.

Short-Term Debt Securities. Short-Term Debt Securities will be treated as having been issued with OID. In general, an individual or other cash method U.S. Holder is not required to accrue such OID unless the U.S. Holder elects to do so. If such an election is not made, any gain recognized by the U.S. Holder on the sale, exchange or maturity of the Short-Term Debt Security will be ordinary income to the extent of the OID accrued on a straight-line basis, or upon election under the constant yield method (based on daily compounding), through the date of sale or maturity, and a portion of the deductions otherwise allowable to the U.S. Holder for interest on borrowings allocable to the Short-Term Debt Security will be deferred until a corresponding amount of income is realized. U.S. Holders who report income for U.S. federal income tax purposes under the accrual method, and certain other holders including banks and dealers in securities, are required to accrue OID on a Short-Term Debt Security on a straight-line basis unless an election is made to accrue the OID under a constant yield method (based on daily compounding).

Premium

A U.S. Holder that purchases a debt security for an amount in excess of its principal amount, or for a Discount Debt Security, its stated redemption price at maturity, may elect to treat such excess as “amortizable bond premium”. If such election is made, the amount required to be included in the U.S. Holder’s income each year with respect to interest on the debt security will be reduced by the amount of amortizable bond premium allocable (based on the debt security’s yield to maturity) to such year. In the case of a debt security that is denominated in, or determined by reference to, a foreign currency, amortizable bond premium will be computed in units of foreign currency, and amortizable bond premium will reduce interest income in units of foreign currency. At the time amortizable bond premium offsets interest income, a U.S. Holder realizes exchange gain or loss (taxable as ordinary income or loss) equal to the difference between exchange rates at that time and at the time of the acquisition of the debt securities. Any election to amortize bond premium shall apply to all bonds (other than bonds the interest in which is excludible from gross income) held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder and is irrevocable without the consent of the IRS. A U.S. Holder that does not elect to take amortizable bond premium into account currently will recognize a capital loss when the debt security matures.

Further Issues of Debt Securities

Jamaica may from time to time, without the consent of the holders, create and issue additional debt securities having the same terms and conditions as the debt securities in all respects, except for the issue date, Issue Price and first payment on the debt securities; provided, however, that any additional debt securities subsequently issued that are not fungible with the previously outstanding debt securities for U.S. federal income tax purposes shall have a separate CUSIP, ISIN or other identifying number from the previously outstanding debt securities.

In such a case, the additional debt securities may be considered to have been issued with OID (and therefore be treated as a Discount Debt Security) even if the original debt securities had no OID, or the additional debt securities may have greater or lesser amounts of OID than the original debt securities. These differences may affect the market value of the original debt securities if the additional debt securities are not otherwise distinguishable from the original debt securities.

Sale, Exchange and Retirement of Debt Securities

A U.S. Holder’s tax basis in a debt security will generally equal its “U.S. dollar cost”, increased by the amount of any OID or market discount included in the U.S. Holder’s income with respect to the debt security and the amount, if any, of income attributable to de minimis OID and de minimis market discount previously included in the U.S. Holder’s income with respect to the debt security (each as determined above), and reduced (but not below zero) by the amount of any payments with respect to the debt security that are not qualified stated interest payments and the amount of any amortizable bond premium previously applied to reduce interest on the debt security. The “U.S. dollar cost” of a debt security purchased with a foreign currency will generally be the U.S. dollar value of the purchase price on the date of purchase or, in the case of debt securities traded on an established securities market (as defined in the applicable U.S. Treasury Regulations) that are purchased by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the purchase.

A U.S. Holder will generally recognize gain or loss on the sale, exchange or retirement of a debt security equal to the difference between (a) the amount realized on the transaction less any accrued qualified stated interest, which will be subject to tax in the manner described above under “Payments of Interest,” and (b) the adjusted tax basis of the debt security. The amount realized on the sale, exchange or retirement of a debt security for an amount in foreign currency will be the U.S. dollar value of that amount on (1) the date the payment is received in the case of a cash basis U.S. Holder, (2) the date of disposition in the case of an accrual basis U.S. Holder, or (3) in the case of debt securities traded on an established securities market (as defined in the applicable U.S. Treasury Regulations), that are sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the sale. Such gain or loss generally will constitute capital gain or loss and will be long-term capital gain or loss if the debt securities were held by such U.S. Holder for more than one year. Long-term capital gain realized by a non-corporate U.S. Holder is generally subject to taxation at a rate lower than applicable to ordinary income. The deductibility of capital losses is subject to limitations.

Gain or loss recognized by a U.S. Holder on the sale, exchange or retirement of a debt security that is attributable to changes in currency exchange rates will be ordinary income or loss and will consist of OID exchange gain or loss and principal exchange gain or loss. OID exchange gain or loss will equal the difference between the U.S. dollar value of the amount received on the sale, exchange or retirement of a debt security that is attributable to accrued but unpaid OID as determined by using the exchange rate on the date of the sale, exchange or retirement and the U.S. dollar value of accrued but unpaid OID as determined by the U.S. Holder under the rules described above under “Original Issue Discount — General”. Principal exchange gain or loss will equal the difference between the U.S. dollar value of the U.S. Holder’s purchase price of the debt security in foreign currency determined on the date of the sale, exchange or retirement, and the U.S. dollar value of the U.S. Holder’s purchase price of the debt security in foreign currency determined on the date the U.S. Holder acquired the debt security. The foregoing foreign currency gain or loss will be recognized only to the extent of the total gain or loss realized by the U.S. Holder on the sale, exchange or retirement of the debt security, and will generally be treated as from sources within the United States for U.S. foreign tax credit limitation purposes.

Any gain or loss recognized by a U.S. Holder on the sale, exchange or retirement of a debt security would generally be U.S. source capital gain or loss (except to the extent they are attributable to accrued market discount, accrued but unpaid interest or to changes in currency exchange rates) which will be taxable as such. If a U.S. Holder’s basis in a debt security includes accrued but unpaid OID and the U.S. Holder recognizes a loss on the transaction with respect to such amounts that exceeds certain specified thresholds, the U.S. Holder may be required to specifically disclose certain information with respect to the transaction on its tax return under tax disclosure regulations. U.S. Holders should consult their own tax advisors as to the applicability of these disclosure regulations.

Prospective investors should consult their own tax advisors with respect to the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates that held the debt securities for more than one year) and capital losses (the deductibility of which is subject to limitations).

A U.S. Holder will have a tax basis in any foreign currency received on the sale, exchange or retirement of a debt security equal to the U.S. dollar value of the foreign currency at the time of the sale, exchange or retirement. Gain or loss, if any, realized by a U.S. Holder on a sale or other disposition of that foreign currency will be ordinary income or loss and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Net Investment Income Tax

Certain U.S. Holders who are individuals, estates or trusts are subject to a 3.8% tax on the lesser of (1) such U.S. Holders’ net investment income (in the case of individuals) or undistributed net investment income (in the case of estates and trusts) (which includes, among other things, any interest payments and proceeds from the sale or other taxable disposition of the debt securities) for the relevant taxable year and (2) the excess of the U.S. Holders’ modified adjusted gross income (in the case of individuals) or adjusted gross income (in the case of estates and trusts) for the taxable year over a certain threshold. U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on net investment income on their ownership and disposition of the debt securities.

Taxation of Non-U.S. Holders

Subject to the backup withholding tax discussion below, a Non-U.S. Holder generally should not be subject to U.S. federal income or withholding tax on any payments on the debt securities and gain from the sale, redemption or other disposition of the debt securities unless: (i) that payment and/or gain is effectively connected with the conduct by that Non-U.S. Holder of a trade or business in the United States; (ii) in the case of any gain realized on the sale or exchange of a debt security by an individual Non-U.S. Holder, that holder is present in the United States for 183 days or more in the taxable year of the sale, exchange or retirement and certain other conditions are met; or (iii) the Non-U.S. Holder is subject to tax pursuant to provisions of the Code applicable to certain expatriates. Non-U.S. Holders should consult their own tax advisors regarding the U.S. federal income and other tax consequences of owning debt securities.

Backup Withholding and Information Reporting

Backup withholding and information reporting requirements may apply to certain payments and accrued OID on the debt securities, and of proceeds of the sale or other disposition of the debt securities, made to U.S. Holders. A U.S. Holder may be subject to backup withholding tax if it fails (i) to furnish its U.S. taxpayer identification number, (ii) to certify that it is not subject to backup withholding or (iii) to otherwise comply with the applicable requirements of the backup withholding rules. Certain U.S. Holders are not subject to the backup withholding and information reporting requirements. Non-U.S. Holders may be required to comply with applicable certification procedures to establish that they are not U.S. Holders in order to avoid the application of such information reporting requirements and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally may be allowed as a refund or claimed as a credit against such holder’s U.S. federal income tax liability provided that the required information is timely furnished to the IRS.

Certain U.S. Holders may be required to report to the IRS certain information with respect to their beneficial ownership of the debt securities not held in an account maintained by certain financial institutions. U.S. Holders that fail to report the required information could be subject to substantial penalties. U.S. Holders should consult their own tax advisors with respect to this and any other reporting requirement that may apply with respect to their acquisition of a debt security.

IRS Disclosure Reporting Requirements

Certain U.S. Treasury Regulations meant to require the reporting of certain tax shelter transactions, or “reportable transactions”, could be interpreted to cover transactions generally not regarded as tax shelters. Under such U.S. Treasury Regulations, it may be possible that certain transactions with respect to the debt securities may be characterized as “reportable transactions” requiring a holder of debt securities who is required to file a tax return to disclose such transaction, such as a sale, exchange, retirement or other taxable disposition of a debt security that results in a loss that exceeds certain thresholds and other specified conditions are met. Prospective investors in the debt securities should consult their own tax advisors to determine the tax return obligations, if any, with respect to an investment in the debt securities, including any requirement to file IRS Form 8886 (Reportable Transaction Statement).

THE ABOVE SUMMARY DOES NOT DESCRIBE OTHER TAX CONSEQUENCES THAT WILL ARISE FROM PURCHASING, HOLDING AND DISPOSING OF THE DEBT SECURITIES BECAUSE THE PRECISE TERMS OF THE DEBT SECURITIES WILL VARY FROM ISSUE TO ISSUE. PERSONS WHO ARE UNSURE OF THEIR TAX POSITION ARE ADVISED TO CONSULT THEIR PROFESSIONAL ADVISORS.

PLAN OF DISTRIBUTION

Jamaica may offer the debt securities: (a) through underwriters or dealers; (b) through agents; or (c) directly to one or more institutional purchasers. Each prospectus supplement will include:

•	The names of any underwriters, dealers or agents;

•

the purchase price of the debt securities of that series or the outstanding debt obligations of Jamaica, or any agency of or statutory corporation owned by Jamaica, or guaranteed by Jamaica to be delivered in exchange for such securities;

•	the net proceeds to Jamaica from the sale of such debt securities;

•	any underwriting discounts, agent commissions or other items constituting underwriters’ or agents’ compensation; and

•	any discounts or concessions allowed or reallowed or paid to dealers.

The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

Any underwriters or agents used in the same may sell the debt securities either on a “best efforts” or on a firm commitment basis. If the underwriters distribute debt securities on a firm commitment basis, the underwriters will acquire the debt securities for their own account and may resell the debt securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined by the underwriters at the time of sale. Jamaica may offer the debt securities to the public either through underwriting syndicates represented by managing underwriters or directly through underwriters or agents. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the debt securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the debt securities offered thereby if any are purchased. Jamaica may offer the debt securities of any series to present holders of debt securities issued or guaranteed by Jamaica as consideration for the purchase or exchange by Jamaica of these other securities. This offer may be in connection with a publicly announced tender, exchange or other offer for these securities or in privately negotiated transactions. This offering may be in addition to or in lieu of sales of securities directly or through underwriters or agents as set forth in the applicable prospectus supplement.

In compliance with FINRA guidelines, the maximum compensation to any underwriters or agents in connection with the sale of any securities pursuant to this prospectus and any applicable prospectus supplement will not exceed 8% of the aggregate total offering price to the public of such securities as set forth on the cover page of the applicable prospectus supplement; however, it is anticipated that the maximum compensation paid will be significantly less than 8%.

Jamaica may agree to indemnify underwriters, dealers or agents against certain liabilities, including liabilities under the U.S. Securities Act of 1933, or to contribute to payments which the underwriters, dealers or agents may be required to make in respect of any such liabilities. Underwriters, dealers or agents may engage in transactions with or perform services for Jamaica.

OFFICIAL STATEMENTS

Information in this prospectus with a source identified as a publication of Jamaica or one of its agencies or instrumentalities relies on the authority of that publication as an official public document of Jamaica. All other information contained herein is included as an official public statement made on the authority of the Minister of Finance and the Public Service.

VALIDITY OF ANY SERIES OF DEBT SECURITIES

The validity of the debt securities will be passed upon on behalf of Jamaica by the Attorney General’s Department of Jamaica on matters relating to Jamaican law and by Paul Hastings LLP on matters related to United States law. The validity of any particular series of debt securities will be passed upon on behalf of Jamaica by the Attorney General’s Department of Jamaica on matters relating to Jamaican law and by United States counsel to Jamaica on matters related to United States law, and on behalf of any underwriters, dealers or agents by United States and Jamaican counsel identified in the related prospectus supplement.

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

The authorized agent of the Government of Jamaica in the United States is the Consul General, Consulate General of Jamaica, 767 Third Avenue, New York, New York 10017.

PART II

(Required by Items (11), (13) and (14) of Schedule B of the Securities Act of 1933.)

Item 11.	Expenses

The following is an estimate of the expenses of Jamaica in connection with the debt securities that are the subject of this Registration Statement, exclusive of compensation payable to underwriters and agents:

Securities and Exchange Commission registration fee	$60,796
FINRA fee	$45,277
Printing Expenses	$100,000	*
Trustee fees and expenses	$60,000	*
Legal fees and expenses	$400,000	*
Miscellaneous	$5,000	*

Total	$671,073	*

*	Estimated

Item 13.	Copy of Agreements with Underwriters

Jamaica will provide an underwriting agreement executed in connection with the sale of a particular issue of debt securities in a post-effective amendment to this Registration Statement or as an exhibit to Jamaica’s proposed Annual Report on Form 18-K.

Item 14.	Agreement to Furnish Opinions

Jamaica agrees to furnish copies of the opinions of the Attorney General’s Department of Jamaica and of United States counsel to Jamaica with respect to the legality of each issuance of the securities in connection with the filing of a post-effective amendment into this Registration Statement or as an exhibit to its proposed Annual Report on Form 18-K.

Undertakings

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided however, that Registrant shall not be required to file a post-effective amendment, otherwise required by clause (i) or clause (ii) above, if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities covered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(4)

That, for purposes of determining any liability under the Securities Act of 1933, as amended (the “Act”), the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by Jamaica pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(5)

That, for the purpose of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report on Form 18-K or amendments thereto under the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Contents of Registration Statement

This Registration Statement consists of:

(1)	Facing sheet.

(2)	Part I consisting of the prospectus.

(3)	Part II consisting of pages number II-1 through II-5.

(4)	The following exhibits:

A.	Form of Indenture†

B.	Form of Debt Security (attached to the form of Indenture under A above)†

C.	Form of Underwriting Agreement†

D.	Opinion of the Attorney General’s Department of the Government of Jamaica as to the legality of the Debt Securities†

E.	Opinion of Paul Hastings LLP, U.S. counsel to the Government of Jamaica as to the legality of the Debt Securities†

F.	Consent of the Attorney General’s Department of the Government of Jamaica (included in, Exhibit (D))†

G.	Consent of Paul Hastings LLP (included in Exhibit (E))†

H.	Consent of the Minister of Finance and the Public Service†

I.	Letter Appointing Authorized Representative of the Government of Jamaica in the United States†

†	Previously filed.

SIGNATURE OF THE GOVERNMENT OF JAMAICA

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, the Government of Jamaica, has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Kingston, Jamaica on August 12, 2026.

For and on behalf of The Government of Jamaica

By:	/s/ Fayval Williams
Name: Fayval Williams, MP
Title: Minister of Finance and the Public Service

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, as duly authorized representative in the United States of the Registrant, has signed this amendment to the Registration Statement in the city of New York, New York, on August 12, 2026.

By:	/s/ Roderick Oliver Mair
Name: Roderick Oliver Mair
Title: Consul General of Jamaica in New York

Exhibit Index

Exhibit Number	Description

(4)	A. Form of Indenture†

B. Form of Debt Security (attached to the form of Indenture of A above)†

C. Form of Underwriting Agreement†

D. Opinion of the Attorney General’s Department of the Government of Jamaica, as to the legality of the Debt Securities†

E. Opinion of Paul Hastings LLP, U.S. counsel to the Government of Jamaica, as to the legality of the Debt Securities†

F. Consent of the Attorney General’s Department of Jamaica (included in Exhibit (D))†

G. Consent of Paul Hastings LLP (included in Exhibit (E))†

H. Consent of the Minister of Finance and the Public Service†

I. Letter Appointing Authorized Representative of the Government of Jamaica in the United States†

†	Previously filed.